Constellation Alpha Capital Corp.

Emerald View, Suite 400, 2054 Vista Parkway

West Palm Beach, FL 33411

Via EDGAR

June 2, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Constellation Alpha Capital Corp.
Registration Statement on Form S-1
Filed May 18, 2017
File No. 333-218093

Dear Mr. Brown:

On behalf of Constellation Alpha Capital Corp., a British Virgin Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 1, 2017, regarding the Registration Statement on Form S-1 filed with the Commission on May 18, 2017 (“Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Summary Financial Data, page 21

1.	Please provide us with your calculation of each amount in the “as adjusted” column, as although footnote 1 states that the amounts include the $3,800,000 proceeds from the private placement, we are unable to recalculate.

We respectfully advise the Staff that the “as adjusted” calculation of working capital is defined in the footnote (2) to the summary financial data table and is computed as follows:

Working capital deficiency as of March 31, 2017	$(147,535)
Net Proceeds from the Offering	121,900,000
Private Placement Proceeds	3,800,000
Plus: Deferred costs already paid at March 31, 2017	169,742
Less: Liability for deferred underwriting commissions	(4,375,000)
“As adjusted” working capital	$121,347,207

We respectfully advise the Staff that the “as adjusted” calculation of total assets is defined in the footnote (3) to the summary financial data table and is computed as follows:

Total assets as of March 31, 2017	$194,742
Net Proceeds from the Offering	121,900,000
Private Placement Proceeds	3,800,000
Payment of liabilities at March 31, 2017	(172,535)
“As adjusted” total assets	$125,722,207

Dilution, page 62

2.	We note your calculation of the hypothetical IPO price per share of $9.09 for the dilution table by including the contingent 1,250,000 ordinary shares issued for outstanding rights upon the initial business combination. In that regard, we are unclear about your basis of including the contingent shares in arriving at your IPO price for dilution calculation. Please explain or revise.

The disclosure presents the maximum dilution that would be experienced by the public shareholders. The Company believes that in order to present maximum dilution, as prescribed by §229.506 of Regulation S-K, the Unit includes 1.1 ordinary shares (the equivalent of 1 ordinary share and 1/10th of an ordinary share underlying the right) because no additional consideration will be received for the 1/10th of an ordinary share underlying the right. Further, the Company believes that the assumption that the rights should be included in the dilution despite the contingency of a future business combination is appropriate because there are only two outcomes possible: (a) the Company completes a business combination in which case the rights convert to 1/10th of a share and are dilutive or (b) the Company does not complete a business combination in which case the funds are returned to each of the public shareholders and the rights expire worthless as disclosed elsewhere in the Registration Statement. Therefore, for purposes of dilution, the Company is effectively selling 1.1 ordinary shares for $10 which is equal to selling one share for $9.09 assuming no value is assigned to the warrant as disclosed in the Registration Statement. Accordingly, the Company believes that it is appropriate to consider the effect of the right in the calculation of dilution.

We thank the Staff in advance for its consideration of the Registration Statement. Should you have any questions regarding the foregoing, please contact Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Rajiv Shukla

Rajiv Shukla
Chief Executive Officer and
Chairman of the Board

cc:	Ellenoff Grossman & Schole LLP Skadden, Arps, Slate, Meagher & Flom LLP